Exhibit 99.1

Notification of Major Holdings | Page 1 11 Hamburg 22419 Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or     Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City   2. Reason for notification (multiple reasons possible) X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country BlackRock, Inc. Wilmington, Delaware United States of America (the)   4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name 5. Date on which threshold was crossed or reached 03/06/2022

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1. + 7.b.2.)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	3,02 %	0,68 %	3,70 %	176.952.653
Previous notification (if applicable)	2,99 %	0,71 %	3,70 %	-

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0005664809	0	5.343.296	0,00 %	3,02 %
US30050E1055	0	5.466	0,00 %	0,003 %
Total	5.348.762		3,02 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Excercise or conversion period	Voting rights absolute	Voting rights in %
Lent Securities (right to recall)	N/A	N/A	1.161.255	0,66 %

	Voting rights absolute	Voting rights in %
Total	1.161.255	0,66 %

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Excercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Contract for Difference	N/A	N/A	Cash	39.037	0,02 %

	Voting rights absolute	Voting rights in %
Total	39.037	0,02 %

8. Information in relation to the person subject of the notification obligation (please tick the applicable box)

☐ Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).

X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least held 3% or more)	% of voting rights through instruments (if at least held 5% or more)	Total of both (if at least held 5% or more)
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
-			
BlackRock, Inc.			
Trident Merger LLC			
BlackRock Investment Management, LLC			
Amethyst Intermediate LLC			
Aperio Holdings LLC			
Aperio Group, LLC			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Fund Advisors			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Institutional Trust Company, National Association			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Australia Holdco Pty. Ltd.			

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Investment Management (Australia) Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Asset Management North Asia Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Canada Holdings LP			
BlackRock Canada Holdings ULC			
BlackRock Asset Management Canada Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Lux Finco S. a r.l.			
BlackRock Japan Holdings GK			
BlackRock Japan Co., Ltd.			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Advisors (UK) Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock International Limited			
BlackRock Life Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Luxembourg Holdco S.a.r.l.			
BlackRock Investment Management Ireland Holdings Limited			
BlackRock Asset Management Ireland Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Luxembourg Holdco S.a.r.l.			
BlackRock UK Holdco Limited			
BlackRock Asset Management Schweiz AG			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock Fund Managers Limited			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock (Netherlands) B.V.			

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

BlackRock Asset Management Deutschland AG			
-			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock (Netherlands) B.V.			
BlackRock Asset Management Deutschland AG			
iShares (DE) I Investmentaktiengesellschaft mit Teilgesellschaftsvermögen			
-			

9. In case of proxy voting according to Sec. 34 (3) WpHG

(only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG)

Date of general meeting

Total positions (6.) after general meeting

% of voting rights attached to shares	% of voting rights through instruments	Total of both

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| Page 11 11 10. Other useful information Date, Signature 08/06/2022 Jana Blumenstein